RMS



17017922

SEC
Mail Processing
Section

JUN 06 2017

Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 50325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING March 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arundel (Securities), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, 20th Floor, Attention Redwall Partners

(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Ebert 201-738-9373

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP

(Name – *if individual, state last, first, middle name*)

220 Market Avenue S., Suite 700	Canton	Ohio	44702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Joseph Borg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arundel (Securities), Inc., as of March 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID P. QUINT, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R. C.

Notary Public

Signature

DIRECTOR

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arundel (Securities), Inc.
New York, New York

We have audited the accompanying statement of financial condition of Arundel (Securities), Inc. as of March 31, 2017, and the related statements of operations, changes in shareholder's equity and changes in cash flow for the fifteen-month period ending March 31, 2017. These financial statements are the responsibility of Arundel (Securities), Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arundel (Securities), Inc. as of March 31, 2017, and the results of its operations and its cash flows for the fifteen-month period ending March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Arundel (Securities), Inc.'s financial statements. The supplemental information is the responsibility of Arundel (Securities), Inc.'s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



HALL, KISTLER & COMPANY LLP

Canton, Ohio
May 25, 2017

STATEMENT OF FINANCIAL CONDITION

ARUNDEL (SECURITIES), INC.

March 31, 2017

ASSETS

Cash	$	129,745
Accounts receivable:		
Related party - Arundel, Inc.		149,299
Trade		15,000
Prepaid assets		2,633
Membership - FINRA		6,000
	$	302,677

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	15,000
Accrued expenses		11,800
		26,800
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		90,877
		275,877
	$	302,677

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF OPERATIONS

ARUNDEL (SECURITIES), INC.

For the fifteen-month period ended March 31, 2017

REVENUES		
Investment advisory fees	$	560,648
		560,648
EXPENSES		
Commissions		405,023
FINOP fees		37,500
Accounting and auditing		11,916
Consultancy fee		12,500
FINRA membership costs		9,368
Travel		2,068
Miscellaneous		5,850
		484,225
INCOME BEFORE INCOME TAX		76,423
Income tax - current		25,984
NET INCOME	$	50,439

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

ARUNDEL (SECURITIES), INC.

For the fifteen-month period ended March 31, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2016	$ 1	$ 184,999	$ 340,438	$ 525,438
Dividend			(300,000)	(300,000)
Net income	-	-	50,439	50,439
Balance at March 31, 2017	$ 1	$ 184,999	$ 90,877	$ 275,877

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN CASH FLOWS

ARUNDEL (SECURITIES), INC.

For the fifteen-month period ending March 31, 2017

Cash flows from operating activities:		
Net income	$	50,439
Changes in assets and liabilities:		
(Increase) in accounts receivable		(35,610)
Decrease in prepaid assets		765
(Decrease) in accounts payable		(4,500)
Increase in accrued expenses		450
Net cash provided by operating activities		11,544
Net increase in cash		11,544
Cash at beginning of period		118,201
Cash at end of period	$	129,745
Non-Cash Transaction		
Accounts receivable: Related party - Arundel, Inc.	$	300,000
Dividend		(300,000)

See report of independent registered public accounting firm and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ARUNDEL (SECURITIES), INC.

March 31, 2017

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Arundel (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Arundel, Inc., whose parent company is Arundel AG. The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

As a result of corporate restructuring, the Company changed its name to Arundel (Securities), Inc. on October 1, 2016. Prior to this date, the name was RP&C International (Securities) Inc. In addition, the Company changed its year end from December 31 to March 31. The income statement is for the fifteen-months ended March 31, 2017.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time, and determined that no write-down was necessary as of March 31, 2017.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

NOTE B - ACCOUNTING POLICIES (CONTINUED)

The Company and Arundel, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of Arundel, Inc. The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from Arundel, Inc.

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes.* The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized no liability for unrecognized tax benefits resulting from the adoption of FASB ASC 740-10 for the initial application date and as of March 31, 2017.

The Company files a consolidated return with its parent, Arundel, Inc. During the fifteen-month period ended March 31, 2017, the parent has not incurred any interest or penalties on its income tax returns. The parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

Subsequent Events

The Company has evaluated subsequent events through May 25, 2017, the date which the financial statements were available to be issued.

NOTE C - TRANSACTIONS WITH RELATED PARTY

For the fifteen-month period ended March 31, 2017, Arundel, Inc. paid net expenses of the Company totaling $10,127. Amounts receivable from Arundel, Inc. as of March 31, 2017 are $149,299. The Company paid $12,500 of consultancy expenses to Arundel, Inc. for the fifteen-month period ended March 31, 2017.

The Company paid commission expense to one entity that was owned by a registered representative of the Company totaling $405,023 for the fifteen-month period ended March 31, 2017.

In September 2016, the Company paid an interim dividend of $300,000 to its parent Arundel, Inc. which was settled by a reduction of the intercompany balance due to the Company by Arundel, Inc.

NOTE D - CONCENTRATION OF CUSTOMERS

For the fifteen-month period ended March 31, 2017, 43% of the investment advisory fees were from one customer.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires maintaining the greater of $5,000 minimum net capital as a broker who does not carry customers' accounts or 6-2/3% of aggregate indebtedness. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of March 31, 2017, the Company had net capital, as defined, of $102,945 which was $97,945 in excess of its required net capital of $5,000 and aggregate indebtedness of $26,800. The aggregate indebtedness to net capital ratio, as defined, was .26 to 1.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

ARUNDEL (SECURITIES), INC.

March 31, 2017

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	275,877
Deduct nonallowable assets:		
Accounts receivable:		
Related Party - Arundel, Inc.		(149,299)
Trade		(15,000)
Prepaid assets		(2,633)
Membership - FINRA		(6,000)
NET CAPITAL	$	102,945
TOTAL AGGREGATE INDEBTEDNESS	$	26,800
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	97,945
Net capital less 120% of minimum net capital required	$	96,945
Ratio: Aggregate indebtedness to net capital		.26 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of March 31, 2017.

See report of independent registered public accounting firm.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

March 31, 2017

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

ARUNDEL (SECURITIES), INC.

March 31, 2017

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.



soundideas. solidanswers.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arundel (Securities), Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arundel (Securities), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arundel (Securities), Inc. claimed an exemption under 17 C.F.R. §240.15c3-3 paragraph (k)(2)(i) ("the exemption provisions"): and (2) Arundel (Securities), Inc. stated that Arundel (Securities), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arundel (Securities), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arundel (Securities), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) ("the exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
May 25, 2017

Arundel (Securities) Inc Exemption Report

Arundel (Securities) Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Signed: ______________

Arundel (Securities) Inc

I, Richard Borg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Director

25 May 2017



soundideas. solidanswers.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arundel (Securities), Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arundel (Securities), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arundel (Securities), Inc. claimed an exemption under 17 C.F.R. §240.15c3-3 paragraph (k)(2)(i) ("the exemption provisions"): and (2) Arundel (Securities), Inc. stated that Arundel (Securities), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arundel (Securities), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arundel (Securities), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) ("the exemption provisions") of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
May 25, 2017

Arundel (Securities) Inc Exemption Report

Arundel (Securities) Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Signed: 

Arundel (Securities) Inc

I, Richard Borg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Director

25 May 2017

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

ARUNDEL (SECURITIES), INC.

March 31, 2017



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702
PHONE 330.453.7633
FAX 330.453.9366

June 1, 2017

Carol Y. Charnock, Regulation Specialist
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F. St., NE, Mail Stop 7010
Washington, DC 20549

RE: Arundel (Securities), Inc. amended annual filing; SEC File Number: 50325

Dear Mrs. Charnock:

After submitting the paper filing for Arundel (Securities), Inc. annual report to the SEC on May 25, 2017 it became necessary to amend the Independent Registered Public Accounting Firm report on the Exemption Report and the included Exemption Report prepared and signed by Richard Borg, a Director of Arundel (Securities), Inc. both dated May 25, 2017.

The change to the Exemption Report, prepared and signed by Richard Borg, related to Item (2) which now states "The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, paragraph (k)(2)(i)." Previously item (2) had stated "The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception."

After being provided with the new Exemption Report our firm updated its report of management's Exemption Report by changing the end of item (1) in the first sentence of the report to read "...claimed an exemption under 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) ("the exemption provisions"). Previously this sentence had read "...claimed no obligations under 17 C.F.R. §240.15c3-3."

Please note the same change was made to the last sentence of the report to refer to paragraph (k)(2)(i).

Should you have any question please do not hesitate to call me at 330-453-7633 or email at franklin@hallkistler.com

Sincerely,

S. Franklin Arner, CPA
Partner